DB

SI

19006364

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Mercer St.
(No. and Street)

Harmony	PA	16037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Joseph C. Dippold, Notary Public
Butler County
My commission expires April 4, 2022
Commission number 1282369
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Rodgers Brothers, Inc.
Harmony, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** ("Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31,2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained on pages 15 through 17 have been subjected to audit procedures performed in conjunction with the audit of Rodgers Brothers, Inc.'s financial statements. The supplemental information is the responsibility of Rodgers Brothers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

We have served as the Company's auditor since 2009.

Pittsburgh, Pennsylvania
February 26, 2019

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$ 254,565
Deposit with Clearing Organization	50,000
Receivable From Clearing Organization	7,492
Investment Advisory Fees Receivable	667,169
Securities Owned - At Fair Value	209,043
Prepaid Asset	11,558
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $ 42,990	68,577
Total Assets	$ 1,268,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 153,808
Stockholders' Equity	
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 9,800 Shares Issued and 9,569 Outstanding	980
Additional Paid-In Capital	134,673
Retained Earnings	1,195,148
Treasury Stock - At Cost (231 shares)	(216,205)
Total Stockholders' Equity	1,114,596
Total Liabilities and Stockholders' Equity	$ 1,268,404

The accompanying notes are an integral part of these financial statements.